Exhibit 99.35

On January 4, 2023 Capitolis Liquid Global Markets LLC ("CLGM") filed Form SBSE to register with the Securities and Exchange Commission ("SEC") as a security-based swap dealer pursuant to Section 15F(b)(4) of the Securities Exchange Act of 1934 ("Exchange Act").

On October 27, 2025, CLGM filed Form BD to register with the SEC as a broker-dealer pursuant to Section 15(b) of the Exchange Act to operate as an OTC derivatives dealer pursuant to Rule 15a-1. On January 9, 2026, the SEC issued an Order Granting Registration Pursuant to Section 15(b) of the Exchange Act to CLGM.

As a result of its registration as a broker-dealer, CLGM is required by Rule 15Fb2-1 to be registered with the SEC as a security-based swap dealer on Form SBSE-BD rather than on Form SBSE.

To switch CLGM's registration as a security-based swap dealer from Form SBSE to Form SBSE-BD, the SEC's Electronic Data Gathering, Analysis, and Retrieval ("Edgar") system requires that CLGM first file Form SBSE-W to provide notice of its withdrawal from registration on Form SBSE and then, after the SEC staff accepts the Form SBSE-W, file Form SBSE-BD to effect the switch of its registration from Form SBSE to Form SBSE-BD.

CLGM intends to file the Form SBSE-W followed by the Form SBSD-BD on February 26, 2026 as close in time as possible. CLGM anticipates that the SBSE-W will be promptly accepted and that SBSE-BD will be effective upon filing, although the SEC staff may suspend the application on Form SBSE-BD. CLGM has requested that the effectiveness of the Form SBSE-W be accelerated.

CLGM will continue to be registered as and engage in business as a security-based swap dealer through this process. Pursuant to SEC Rule 15Fb3-2(b), CLGM's notice of withdrawal on Form SBSE-W becomes effective on the 60th day after filing. Accordingly, CLGM will remain registered as a security-based swap dealer after it files its notice of withdrawal of registration on Form SBSE-W. Because CLGM will file form SBSE-BD as soon as possible after the filing of its Form SBSE-W and because it is filing Form SBSE-W solely for the purpose of effecting the form switch in a manner required by the Edgar system, the filing of the Form SBSE-W does not require CLGM to cease business as a security-based swap dealer during any gap in time between the filing of its Form SBSE-W and the filing and effectiveness of its Form SBSE-BD.

CLGM will respond to Question 2 on Form SBSD-W to indicate that it is withdrawing from registration as a security-based swap dealer. CLGM will respond to Question 3 on Form SBSD-W to indicate that it is ceasing business on the date of the filing of this Amendment to Form SBSD. Each of these responses are solely for the purpose of submitting the Form SBSE-W to switch its registration from Form SBSE to Form SBSE-BD, each is modified in its entirety by this exhibit, and neither reflects any intent to withdraw from registration to cease business.

CLGM has coordinated the process described in this Exhibit with SEC staff.